

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 20, 2010

Via U.S. Mail and Facsimile

Thomas X. Geisel
President and Chief Executive Officer
Sun Bancorp, Inc.
226 Landis Avenue
Vineland, NJ 08360

> **Re: Sun Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Form 8-K filed July 13, 2010**
> **File No. 000-20957**

Dear Mr. Geisel:

We have reviewed the filings referred to above, as well as your response letter dated June 24, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Notes to the Financial Statements

4. Investment Securities, page 50 of the Annual Report

1.   We note your response to comment five in our letter dated May 27, 2010. For each of the quarterly periods since it was announced (i.e., June 2009) that the

issuer of the trust preferred security would defer paying dividends, please
address the following:

- Provide us with a detailed description of the other-than-temporary
  impairment analysis performed on this security at each quarterly reporting
  period through June 2010. Please identify all of the evidence considered,
  explain the relative significance of each piece of evidence, and identify
  the primary evidence on which you relied to support your conclusion that
  no OTTI was necessary;

- Tell us how management evaluated the financial condition of the issuer at
  each quarterly reporting period;

- Tell us how management considered and evaluated the Regulatory
  Agreement entered into in June 2009 with both the applicable Federal and
  State regulatory agencies within the context of the quarterly OTTI
  analysis;

- Provide us with the discounted cash flow analysis used to determine fair
  value at each quarterly period; and

- Provide us with the assumptions and estimates used in the fair value
  measurements addressing the basis for, as well as any changes in and
  reasons for the changes in, the assumptions or estimates, which may have
  occurred during these periods.

Form 10-K/A filed April 30, 2010

Item 11. Executive Compensation

Summary of Pay Components, page 15

2.   We note your response to comment 10 in our letter dated May 27, 2010. We
        also note the disclosure in your document that "[t]here is no formulaic
        approach between the market data reviewed each year, year-to-year changes
        in the market data, and the compensation decisions made by the
        Compensation Committee." However, benchmarking generally entails using
        compensation data about other companies as a reference point on which –
        either wholly or in part – to base, justify or provide a framework for a
        compensation decision. Thus, although you may not utilize a formulaic
        approach, to the extent you use compensation data about other companies as a

reference point on which to base, justify or provide a framework for a compensation decision, the peer group companies should be disclosed. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05. To the extent you believe your disclosure might incorrectly lead shareholders to believe that there is a defined process of analysis or discipline in the committee's review of such information that does not exist, please revise the disclosure so that it is not misleading to investors.

Form 8-K filed July 13, 2010

General

3. It appears that certain exhibits were omitted from the securities purchase agreements filed as exhibits to the Form 8-K. Please amend the Form 8-K to file the agreements in their entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or

Thomas X. Geisel
Sun Bancorp, Inc.
July 20, 2010
Page 4

Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Adviser

cc: John J. Spidi
            Malizia Spidi & Fisch, PC